

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

June 19, 2007

Mr. Murray N. Conradie
President, Chairman and Director
South Texas Oil Company
2881 CR 2880
Big Foot, TX 78005

> **Re:** **South Texas Oil Company**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed June 14, 2007**
> **File No. 0-50732**

Dear Mr. Conradie:

　　We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Jill S. Davis
　　　　　　　　　　　　　　　Branch Chief